VITALIZE Angels Duet I, a series of Wefunder SPV, LLC (the "Company") a Delaware Limited Liability Company

Unaudited Financial Statements

For the Year Ended December 31, 2024



Unaudited

VITALIZE Angels Duet I, a series of Wefunder SPV, LLC Balance Sheet

As of December 31, 2024
(Unaudited)

Balance Sheet	2024
Assets	
Current Assets:	
Cash and cash equivalents	$0.00
Accounts receivable	$0.00
Prepaid expenses and other assets	$0.00
Total current assets	$0.00
Securities	$72,600.00
Property and equipment - net	$0.00
Total assets	**$72,600.00**
Liabilities and Stockholders Equity	
Current liabilities:	
Accounts payable	$0.00
Accrued expenses	$0.00
Deferred revenue and other liabilities	$0.00
Total current liabilities	**$0.00**
Other long term liabilities	$0.00
Total liabilities	**$0.00**
Stockholders' Equity:	
Total value of units issued	$72,600.00
Additional paid-in capital	$0.00
Total stockholders' equity:	**$72,600.00**
Total liabilities and stockholders' equity:	**$72,600.00**

VITALIZE Angels Duet I, a series of Wefunder SPV, LLC Income Statement

For the Year Ended December 31, 2024
(Unaudited)

Income Statement	2024
Assets	
Current Assets:	
Revenue - net	$0.00
Cost of revenue	$0.00
Prepaid expenses and other assets	$0.00
Gross profit/loss	**$0.00**
Operating Expenses	$0.00
Operating profit/loss	**$0.00**
Other income/expense	$0.00
Net profit/loss	**$0.00**

VITALIZE Angels Duet I, a series of Wefunder SPV, LLC Statement of Cash Flows

For the Year Ended December 31, 2024
(Unaudited)

Statement of Cash Flows	2024
Cash flows from operating activities	$0.00
Cash flows from financing activities	$72,600.00
Cash flows from investing activities	($72,600.00)
Cash at beginning of period	**$0.00**
Net increase/decrease in cash	**$0.00**
Cash at the end of period	$0.00

VITALIZE Angels Duet I, a series of Wefunder SPV, LLC Statement of Changes in Equity

For the Year Ended December 31, 2024
(Unaudited)

Statement of Changes in Equity	2024
Operating Balance	$0.00
Net profit/loss	$0.00
Units Issued	72,600.00
Ending Balance	**$72,600.00**

VITALIZE Angels Duet I, a series of Wefunder SPV, LLC

Notes to the Financial Statements
For the Year Ended December 31, 2024
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1. ORGANIZATION AND PURPOSE

VITALIZE Angels Duet I, a series of Wefunder SPV, LLC (the "Company", "we", "us", or "our") is a limited liability company organized on May 13, 2024 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

Nature of Operations
VITALIZE Angels Duet I, a series of Wefunder SPV, LLC (the "Company") was formed as a special purpose entity to hold securities in Dashboard Story, Inc. in accordance with § 270.3a-9 for investors in the Regulation Crowdfunding offering(s) of Dashboard Story, Inc.. The Company's activities are limited to those necessary to accomplish its objectives, and it has no other significant assets or liabilities. The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.